

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Lazarus Krikorian
Senior Vice President and Chief Accounting Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2019**
> **Filed November 19, 2019**
> **File No. 001-16671**

Dear Mr. Krikorian:

We have reviewed your February 12, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2020 letter.

Form 10-K for Fiscal Year Ended September 30, 2019

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1. We note your response to our prior comment number 1. While you have provided additional factors that contributed to the change in revenues, including citing that unit volume growth and inflationary increases have had an impact, you have only quantified $6 billion of an $11 billion dollar change. Please revise to quantify a material portion of the change in accounts. As you only partially addressed our comment, we are also reissuing a portion of our previous comment. Please quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. Please also consider using tables to list, quantify, and sum factors to which changes are attributed.

Notes to Consolidated Financial Statements
Note 13. Legal Matters and Contingencies
Opioid Lawsuits and Investigations, page 73

2.   We note your response to our prior comments number 3 and 4 with regard to the Multidistrict Litigation ("MDL"). Although our prior comment 3 was written in reference to the MDL matter disclosed in your Form 10-K for the fiscal year ended September 30, 2019, our comment was intended to solicit a response as to the current state of the matter.

On February 14, 2020, two days after the date of your response to us, The Wall Street Journal published an article titled, "21 States Reject $18 Billion Offer From Drug Wholesalers to Settle Opioid Litigation: Dissenting states want the wholesalers to contribute between $22 billion and $32 billion."

The WSJ article references a letter from 21 state attorneys general rejecting a purported $18 billion offer from you and two other major drug wholesalers. The article also quotes a statement that you were "disappointed to hear that some states do not currently understand the merits of a global settlement framework that the distributors have been discussing with attorneys' general over the past many months."

Please tell us whether you have made an offer to settle the MDL and, if so, the amount of the total offer, your share of the offer, and the date the offer was made. If you have not made an offer, please tell us whether there is an amount for which you would be willing to settle this matter.

While we understand from your response that there has been significant uncertainty with regard to the ultimate outcome of this matter, we do not believe certainty of trial versus settlement or certainty of the amount of ultimate loss is required to recognize a liability of some amount if a loss is probable. Further, we believe disclosure of reasonably possible loss in excess of an amount recognized serves to inform readers as to the uncertainty of the ultimate loss amount. If you have made an offer or would be willing to settle the MDL, please tell us how you are considering this expressed willingness to settle the matter in determining an amount of probable loss to recognize in the reporting period of the offer. Please refer to ASC 450-20-55-36.

Note 15. Business Segment Information, , page 77

3.   We note your response to our previous comment number 5. Please revise to indicate the table provides the disaggregated revenue disclosure required by ASC 606.

You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services